

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

27 February 2009

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,







Ms L Firth
Financial Controller

Email: LindaF@witsgold.com
Enclosure: 2 Pages



FILE NO. 82-34986

WGR - WITS GOLD - DEALINGS IN SECURITIES BY DIRECTORS AND OFFICERS

Release Date: 18/02/2009 17:00:02 Code(s): WGR

WGR - Wits Gold - Dealings in Securities by Directors and Officers
Witwatersrand Consolidated Gold Resources Limited
"Wits Gold" or "the Company")
Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP NUMBER: S98297104

Dealings in Securities by Directors and Officers

The Wits Gold Share Incentive and Retention Scheme was approved at the Company`s Annual General Meeting held on 12 October 2007. In terms of the rules of the Scheme, all Company employees become eligible to participate therein and to acquire shares at no cost to the employee. Accordingly, in compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following dealings relevant to its directors and officers:

Company Director: A R Fleming
Number of shares: 1 238
Date of transaction: 16 February 2009
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme
Nature of interest: Direct beneficial

Clearance to deal was granted: Yes
Company Director: T Mokoena
Number of shares: 1 238
Date of transaction: 16 February 2009
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme

Nature of interest: Direct beneficial
Clearance to deal was granted: Yes
Company Director: H Mathe
Number of shares: 1 238
Date of transaction: 16 February 2009
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme

Nature of interest: Direct beneficial
Clearance to deal was granted: Yes
Company Director: G Wilson
Number of shares: 1 238
Date of transaction: 16 February 2009
Price per share: R0

FILE NO.
82- 34986

Value	R0
Class of shares:	Ordinary
Nature of transaction:	Allocation of shares under Share Incentive & Retention Scheme
Nature of interest:	Direct beneficial
Clearance to deal was granted:	Yes
Company Secretary:	BJ Dowden
Number of shares:	1 238
Date of transaction:	16 February 2009
Price per share:	R0
Value	R0
Class of shares:	Ordinary
Nature of transaction:	Allocation of shares under Share Incentive & Retention Scheme
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes
Company Director:	M B Watchorn
Number of shares:	5 714
Date of transaction:	16 February 2009
Price per share:	R0
Value	R0
Class of shares:	Ordinary
Nature of transaction:	Allocation of shares under Share Incentive & Retention Scheme
Nature of interest:	Direct beneficial
Clearance to deal was granted:	Yes
Company Director:	D M Urquhart
Number of shares:	4 762
Date of transaction:	16 February 2009
Price per share:	R0
Value	R0
Class of shares:	Ordinary
Nature of transaction:	Allocation of shares under Share Incentive & Retention Scheme
Nature of interest:	Direct beneficial
Clearance to deal was granted:	Yes

Johannesburg
18 February 2009

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 18/02/2009 17:00:02 Supplied by www.sharenet.co.za